SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D
                    Under the Securities Exchange Act of 1934*
                                (Amendment No. 11)

                                    QVC, Inc.

                                 (Name of Issuer)

                      Common Stock, par value $.01 per share

                          (Title of Class of Securities)


                                   747262 10 3

                                  (CUSIP Number)

                             Pamela S. Seymon, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                             Tel. No. (212) 403-1000



            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 11, 1994


             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
    [ ].

    Check the following box if a fee is being paid with this statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.




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                The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    Note:       This Statement constitutes Amendment No. 11 of a Report on
                Schedule 13D of Barry Diller and the Reporting Group.


    CUSIP No. 747262 10 3


    (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              BARRY DILLER

    (2)       Check the Appropriate Box if a Member of a Group  (a)   [ ]
                                                                (b)   [x]

    (3)       SEC Use Only


    (4)       Source of Funds

                     PF

    (5)       Check if Disclosure of Legal Proceedings is Required Pursuant
              to Items 2(d) or 2(e)      [ ]


    (6)       Citizenship or Place of Organization

              United States

    Number of            (7)  Sole Voting Power                  0 Shares
    Shares
    Beneficially         (8)  Shared Voting Power       12,627,934 Shares
    Owned by
    Each Reporting       (9)  Sole Dispositive Power             0 Shares
    Person
    With                (10)  Shared Dispositive Power  12,627,934 Shares

    (11)       Aggregate Amount Beneficially Owned by Each Reporting Person

         12,627,934      Shares (consisting of 4,000,000 Shares held by
                    Mr. Diller directly and 8,627,934 Shares
                              previously reported to be held by Comcast.
                              See Item 5.)











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    (12)       Check if Aggregate Amount in Row (11) Excludes Certain Shares

                            [x]

    Excludes shares of Common Stock beneficially owned by the Executive Officers and Directors of Comcast. The Reporting Person disclaims beneficial ownership of all such shares. See Item 5.

    (13)       Percent of Class Represented by Amount in Row (11)

               27.7%    See Item 5.

    (14)  Type of Reporting Person (See Instructions)

          IN














































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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 11)

                                  Statement Of

                                  BARRY DILLER

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                                    QVC, INC.


                   This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of QVC, Inc. (formerly, "QVC Network, Inc."), a Delaware corporation (the "Company"). The Report on Schedule 13D filed by Barry Diller (the "Reporting Person"), as most recently amended by Amendment No. 10 thereto, dated as of April 25, 1994 (as amended, the "Schedule 13D"), is hereby amended and supplemented as set forth below. The Reporting Person filed the initial Report and Amendment Nos. 1 through 10 of the
         Schedule 13D as a member of a Reporting Group with Comcast Corporation, a Pennsylvania corporation ("Comcast"), and Liberty Media Corporation, a Delaware corporation ("Liberty"). Mr. Diller, who may be deemed to be part of a "group" with Comcast within the meaning of Rule 13d-5 under the Securities Exchange Act (the "Exchange Act"), has elected to file this Report separately and not as part of a joint filing with Comcast. As previously reported by Comcast, Comcast has made a proposal to acquire the Company. Mr. Diller is not participating with Comcast with respect to such proposal or the transactions contemplated thereby. Mr. Diller has been informed that on May 19, 1994, Liberty filed a Report on
         Schedule 13D indicating, among other things, that it was no longer part of a "group" within the meaning of Rule 13d-5 with Mr. Diller and Comcast and reporting with respect to its beneficial ownership of Common Stock. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.






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         Item 2.   Identity and Background

                   Item 2 of the Schedule 13D is hereby amended and sup-plemented to include the following information:

                   This Report is filed by Barry Diller. As a result of the Stockholders Agreement to which Mr. Diller and Comcast are parties, as previously described in the Schedule 13D, Mr. Diller and Comcast may be deemed to be a "group" within the meaning of Rule 13d-5 under the Exchange Act.

         Item 5.   Interest in Securities of the Issuer

                   Item 5 of the Schedule 13D is hereby supplemented and amended to include the following information:

                   (a) As of the date hereof, the beneficial ownership by Mr. Diller of equity securities of the Company, the total amounts thereof now outstanding and the percentage of said own-ership are set forth in the table below. Except as noted therein, such table: (i) includes all of the Company's securi-ties as to which Mr. Diller has sole voting power or sole in-vestment power and all such securities as to which Mr. Diller shares voting power or shares investment power; and (ii) as-sumes the exercise of all Options held by Mr. Diller which are currently exercisable and the adjustment of the number of shares of the Company's Common Stock that would be outstanding subsequent to such exercise.

                   According to the Company's Quarterly Report on Form 10Q for the Quarter ended April 30, 1994, the number of shares of the Common Stock which were issued and outstanding was 40,214,097.

         Registered      No. of Shares       Adjusted            %
            Equity        Beneficially     Shares to be     Beneficially
          Securities          Owned         Outstanding         Owned
         Common Stock    4,000,000(1,2)     43,214,097          9.3%

         (1) Includes the 160,000 Bonus Shares issued to Mr. Diller and the 3,000,000 shares of Common Stock issuable upon the exercise of certain Options, granted to Mr. Diller by the Company on December 9, 1992 pursuant to the Equity Compensation Agreement, which Options became exercisable on December 9, 1993. Does not include 3,000,000 Options to purchase Common Stock also granted to Mr. Diller on December 9, 1992 pursuant to the Equity Com-pensation Agreement, which are not currently exercisable nor become exercisable within 60 days.



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         (2)  Does not include any shares of Common Stock beneficially owned by Comcast (or any of its executive officers or direc-tors), which may be deemed to be part of a "group" with Mr. Diller within the meaning of Rule 13d-5 under the Exchange Act. Also, does not include any shares of Common Stock which may be considered beneficially owned by Comcast as a result of the relationship of Mr. Brian L. Roberts, Mr. Ralph J. Roberts, Sural Corporation, or any of its executive officers or directors, or any other parties related to the foregoing. Certain of Comcast's shares may be subject to Company Repurchase Rights which Comcast has previously reported as exercisable in 1994. Comcast has previously reported on
         Schedule 13D beneficial ownership of 8,627,934 shares of Common Stock which if deemed to be beneficially owned by Mr. Diller would result in Mr. Diller having beneficial ownership of 12,627,934 Shares of Common Stock or about 27.7%.

                   (b) As a result of the expiration of the 90-day pe-riod following the Paramount Termination within which Liberty was entitled to elect to be reinstated as an Eligible Stock-holder under the Stockholders Agreement and Liberty's decision not to be so reinstated, Liberty is not and is no longer en-titled to become a party to the Stockholders Agreement. Be-cause Liberty no longer has any contract, agreement or under-standing with Mr. Diller with respect to the disposition or voting of the outstanding equity securities of the Company, Mr. Diller does not have shared beneficial ownership of Common Stock beneficially owned by Liberty. Because Mr. Diller and Comcast remain parties to the Stockholders Agreement each has shared dispositive and voting power with respect to any securi-ties of the Company beneficially owned by Mr. Diller or Comcast as disclosed in Item 5 above and the Schedule 13D.

                   (c) Arrow Investments' previously described right to purchase 1,627,934 shares of Common Stock from Liberty expired on July 11, 1994 without exercise thereof.


         Item 6.   Contracts, Arrangements, Understandings or
                   Relationships With Respect to Securities of the
                   Issuer

                   See the information contained in the introductory paragraph, Item 2 and Item 5(a) above with respect to the Comcast and the Stockholders Agreement, which information is expressly incorporated herein by reference.





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                                    SIGNATURE

                   After reasonable inquiry and to the best of his know-ledge and belief, the undersigned certifies that the informa-tion in this statement is true, complete and correct.

         Dated:  July 19, 1994

                                            /s/  Barry Diller
                                                 Barry Diller









































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